

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Via E-Mail
Lanny Boeing
General Counsel
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, TX 75251

      Re: **EXCO Resources, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 24, 2010, as amended March 3, 2010,
                    January 25, 2011, and February 22, 2011
              File No. 1-32743

Dear Mr. Boeing:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ A.N. Parker *for*

                                H. Roger Schwall
                                Assistant Director